VIA EDGAR	September 2, 2014

A.N. Parker
Karina Dorin
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Nates’s Foods, Inc.
Form 10-12G
Filed July 29, 2014
File No. 000-52831

On behalf of Nate’s Foods, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated August 28, 2014.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

We acknowledge the Form 10 will automatically become effective 60 days after filing

2. We not your statement on page 4 that “we have made the election to use the extended transaction period for complying with new and revised accounting standards under Section 102(b)(1) of the JOBS Act.  Please refer to a discussion on page 13 under “Risk Factors” of the effect on our financial statements of such election.”  We could not find any such discussion regarding the effect on your financial statements.  Please revise your registration statement to explain that your election to use the extended transaction period under Section 102(b)(1) of the JOBS Act allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.  In addition, consider describing the extent to which any of these exemptions are available to you are a smaller reporting company.

Revised to include risk factors to disclose the requested information.

3. Please revise the following inconsistencies:

•	You disclose there no current agreements or understandings for equity financings at page 5 but disclose that WB Partners has provided a verbal commitment for $750,000
•
Your are incorporated in the State of Colorado but provide disclosure with respect to requirements under Delaware law in the risk factor “Our by-laws provide for indemnification of our officers and directors…” at page 8 and under the Nevada Revised Statutes law at page 21

•	You have a risk factor titled “Farming is subject to numerous inherent risks…” although you are in he pancake sakes business; and
•	You disclose at page 18 that Mr. Kassof is your CFO but your signature page reflects that Mr. Steck is your Principal Financial Officer and Mr. Kassof is a director.

Revised accordingly.

4. You disclose that you have selected May 31 as your fiscal year.  However, Section 13 of your By-laws states that your fiscal year end shall end on the 31st of March of each year.  Please advise.

Revised the typo in our by-laws.

Business, page 2.

5. Please revise your disclosure to provide a detailed description of your business, including any services you intend to offer, and principal product, Nate’s Pancakes.  In that regard, we note you disclose that you have a license agreement to market and sell the product Nate’s Pancakes.  However, you also disclose that you intend to manufacture 17,000 cans of products.

Revised to indicate that the company can manufacture the product and only pays a royalty to the license holders.

Directors and Executive Officers, page 18

6. Please provide the biographical sketches required by Item 5 of Form 10.  See Item 401 4019e) of Regulation S-K.

Related Party Transaction, page 20

7. Please provide all the disclosure required by Item 404(a) with respect to the reverse merger.  In that regard, we note that Note 4 to your financial statements states that certain Series B Preferred and Series A Preferred shares were issued to your CEO and directors.

Revised to include language the Series A Preferred as purchased from David Cutler.

Market Price and Dividends on the Registrant’s Common Equity and Related  Stockholder Matters, page

8. You disclose that your “Common Stock is currently trading on the OTC Markets under the ticker symbol NATE.”  However, you state on page 5 and 6 that currently, shares of your common stock are not publically traded, and we are unable to locate your company on such marketplace.  Please advise or revise.

Revised to include language “The Company has filed with FINRA to change the ticker to NATE and the name from Capital Resource Alliance to Nate’s Food Co.”

 Exhibits

9.  Please file as exhibits to the amendment Form 10 all material contracts, pursuant to Item 601(b)(10) of Regulation S-K.  For example, we refer you to your license agreement with Innovative Brands.

Financial Statements

Note 4 – Related Party Transactions, page 35

10. We note your disclosure under this heading and note 7 on page 37 indicating that you issued 1,940,103 shares to Series A Preferred Stock and 148,115 shares of Series B Preferred Stock in conjunction with acquiring Nate’s Pancakes, Inc.  However, your Statement of Stockholders’ equity and various disclosures throughout your filing indicate you issued only Series B Preferred Stock rather than both Series A and Series B Preferred Stock in exchange for this entity.  Please revise your accounting and disclosures as necessary to clarify which shares you regard as the consideration in this transaction, and the percentage ownership obtained in Nate’s Pancakes, Inc. with respect to this share exchange.

Nate Steck and Marc Kassof purchased majority control of the Company from David Cutler as part of the reverse merger.  Prior to the reverse merger, there were 61,200,000 common shares outstanding and 1,940,103 shares of Series A Preferred Stock.  Nate Steck and Marc Kassof purchased the outstanding shares of the Series A Preferred Stock from David Cutler.  The merger between the Company and Nate’s Pancakes was finalized and closed contemptuously with the share purchase.  As part of this share purchase, Mr. Kassof and Mr. Steck become the officers and directors of the Company. Nate’s Pancakes was acquired through the issuance of 148,155 Series B Preferred Stock.

11. Please expand your disclosure to clarify whether you were required to obtain shareholder approval prior to issuing the Series A and Series B Preferred Stock, also to explain how you assessed the voting rights of the common shares, Series A Preferred shares and Series B Preferred shares, in concluding that you would identify Nate’s Pancakes, Inc. as the accounting acquirer.   Please identify the recipients of the Series A and Series B Preferred Stock B Preferred Stock, clarify the extent to which you regard them as a control group, state your rationale and explain why any shares that are not considered to be purchase consideration were issued.

The Series A Preferred Stock carry a voting weight equal to one hundred (100) Common Shares that upon purchase Mr. Kassof and Mr. Steck had majority vote of the Company and were purchased by Mr. Kassof and Mr. Steck contemptuously with the reverse merger with Nate’s Pancakes.  As part of this share purchase, Mr. Kassof and Mr. Steck become the officers and directors of the Company. Nate’s Pancakes was acquired through the issuance of 148,155 Series B Preferred Stock.   The Series B Preferred Stock carry a voting weight equal to one (1) Common Shares and have conversion right equal to 1,000 shares of common stock per each Series B Preferred share.  Mr. Kassof and Mr. Steck constitute the control group.  The remaining shareholders of the Series B were minority shareholders of Nate’s Pancakes and owned less than 10% of the outstanding shares of Nate’s Pancakes.

Note 5 – Equity, page 36

12. Please resolve inconsistent disclosure throughout your filing indicating the Series A Preferred Stock is both convertible and not convertible.

Revised to remove the inconsistency regarding the Series A being convertible.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Nate’s Food Co.

By:	/s/ Nate Steck
Name:	Nate Steck
Title:	CEO/President